Stran & Company, Inc.

2 Heritage Drive, Suite 600

Quincy, MA 02171

October 22, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Nasreen Mohammed

Theresa Brillant

Taylor Beech

Erin Jaskot

Re:	Stran & Company, Inc.
Registration Statement on Form S-1
Filed October 7, 2021
File No. 333-260109

Ladies and Gentlemen:

We hereby submit the responses of Stran & Company, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 19, 2021, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1 Filed October 7, 2021

Report of Independent Registered Public Accounting Firm, page F-14

1.	We note your response to prior comment 7. Please tell us your auditor’s consideration of the guidance in paragraph .05 of PCAOB Auditing Standard 3110 relating to dual dating their report for the stock split. Additionally, please ensure that the report date referenced in the consent is consistent with the report date in the filing.

Response: The Company’s auditor has considered the guidance in paragraph .05 of PCAOB Auditing Standard 3110 relating to dual dating their report for the stock split. Based on this guidance, the Company’s auditor has revised the date of its report included in the Registration Statement and as referenced in the consent attached as Exhibit 23.1 to the Registration Statement.

Notes to Financial Statements

N. Acquisition, page F-24

2.	We note your response to prior comment 8. You state your experience in the industry as the rationale for estimating a useful life of ten years. Please explain how you considered the various factors listed in your response, including specifically your own historical experience with customers renewing or extending similar arrangements, and how it relates to the $2.2 million customer list asset acquired in August 2020.

Response: The Company respectfully advises the Staff that it determined the useful life of ten years for the $2.2 million customer list asset acquired in 2020 in accordance with ASC 350-30-35-3 based on the characteristics of the customer list and the Company’s experience with customer retention. Below are the factors that the Company utilized and how they were considered when determining the useful life of the acquired customer list:

●	The expected use of the asset by the Company: The Company expects to use the customer list as a source of new business to generate operating profit as part of the Company’s core business of distributing promotional products.

●	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate: The Company’s own customer list was used as the comparison asset. As stated on page 67 of the Registration Statement, the Company’s average customer contract lifespan is approximately ten years. The acquired customer list was determined to share many of the same characteristics as its own customer list, including the types of promotional products purchased by the acquired list’s customers, and various incentives that the Company offers customers to use the Company as their distributor including the Company’s ability to hold customer inventory, its technology solutions, or its ability to recognize customer-specific brand requirements.

●	The potential legal, regulatory and contractual provisions that may impact the useful life of the asset: The Company determined that this factor would not affect the Company’s estimate of the useful life of the acquired customer list because there are no significant legal or regulatory restrictions that would limit the Company from seeking to have ongoing relationships with the acquired customer base and customer contracts with the Company or competitor promotional products distributors, are generally non-exclusive in nature.

●	The Company’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the customer list: Based on the Company’s 27 years of experience working with customers to meet their promotional product needs, customer relationships vary but average ten years. For some customers, the Company has developed lasting relationships that have exceeded this period or are expected to do so. The Company has also historically experienced regular customer attrition as is common in the promotional products industry. Therefore, many customers have not used or are not expected to use the Company’s services for more than ten years due to ongoing changes in customer circumstances or other reasons. As a result, customer retention has averaged approximately ten years for the Company. The Company therefore uses a conservative estimate of 10% annual attrition when analyzing a customer base in its industry. The Company believes that the Company’s historical experience in that regard is generally consistent with such rates throughout the promotional products industry.

●	The effects of obsolescence, demand, competition, and other economic factors: The Company believes such factors have minimal impact to the extent that they may impact the businesses included in the customer list acquired by the Company in 2020. The customers mostly shared a similar geography, with at least some presence in the Midwest, but included companies from various industries including hospitals, community banks, universities, hardware and grocery store chains, and childhood education, all of which have unique opportunities and challenges that can impact their business models and ultimately influence their value as a customer that has ongoing promotional product needs due to economic factors. Some customers, for example, may decide to sell the business to a competitor who uses an alternative promotional products distributor. Therefore, the Company expects that any particular economic or technological changes that may occur will not have a significant general effect on the customers in the acquired customer list.

To the extent that such economic or technological changes may affect the promotional products industry itself, the Company expects that it would be able to adapt to such changes or adequately mitigate any losses that they may cause based on its 27-year operating history during a variety of major economic and technological developments. As such, the Company did not determine that this factor would significantly affect its estimate of the useful life of the acquired customer list.

●	The level of maintenance expenditures required to obtain the expected future cash flows from the asset: The Company believes that there are no significant maintenance expenditures needed to retain the acquired customer list based on its historical experience and expects only routine sales and account management expenses.

General

3.	We note that Section 5.5 of your bylaws includes a right of first refusal in favor of the company that applies to all stockholders. Please describe this provision in your filing and discuss any risks related to such transfer restrictions in your risk factors.

Response: We have amended and restated our bylaws to remove former Section 5.5. The amended and restated bylaws are filed as Exhibit 3.2 to the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (617) 501-7423 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Stran & Company, Inc.

	By:	/s/ Andrew Shape
Andrew Shape
President and Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.